

October 19, 2021

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp.
600 Lexington Avenue
9th Floor
New York, NY 10022

> **Re: AltEnergy Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2021**
> **File No. 333-258594**

Dear Mr. Stidolph:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed October 7, 2021

Risk Factors
Our amended and restated certificate of incorporation requires...., page 71

1. Your disclosure states that the Court of Chancery and the federal courts for the District of Delaware will have concurrent jurisdiction for claims under the Securities Act. Article X of your amended and restated charter provides, however, that federal courts will be the exclusive jurisdiction for claims under the Securities Act. Please address this discrepancy. If federal courts will be the exclusive forum for Securities Act claims, please clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce your exclusive forum provision with regard to Securities Act claims.

Russell Stidolph
AltEnergy Acquisition Corp.
October 19, 2021
Page 2

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology